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                                                                      EXHIBIT 8



November 19, 1996


Jefferson Bancorp, Inc.
301 Arthur Godfrey Road
Miami Beach, FL 33140

        Re:   Merger of Jefferson Bancorp, Inc. into The Colonial BancGroup,
              Inc.

Ladies and Gentlemen:

        We have acted as special counsel to Jefferson Bancorp, Inc. ("Jefferson") in connection with the merger of Jefferson into The Colonial BancGroup, Inc. ("BancGroup") as described herein (the "Merger"), pursuant to the agreement and plan of merger between Jefferson and BancGroup, dated October 25, 1996 (the "Merger Agreement"). Jefferson has requested our opinion concerning certain federal income tax consequences of the Merger to Jefferson shareholders.

        At the effective time of the Merger (the "Effective Time"), each share of Jefferson common stock par value $1.00 per share ("Jefferson Common Stock"), issued and outstanding immediately prior to the Effective Time will be converted into a right to receive shares of BancGroup common stock, par value $2.50 per share ("BancGroup Common Stock"), equal in "Market Value" (as determined pursuant to Section 3.1(a) of the Merger Agreement) at the time of the Merger to $18.90.

        We have assumed with your consent that:

1.      The Merger will be effected in accordance with the Merger Agreement.

2. The fair market value of the BancGroup Common Stock received by each Jefferson shareholder will be approximately equal to the fair market value of the Jefferson Common Stock surrendered in exchange therefor.

3. There is no plan or intention on the part of the shareholders of Jefferson who own five percent or more of Jefferson's Common
        Stock, and, to the best of the knowledge of the management of Jefferson, there is no plan or intention on the part of the remaining Jefferson shareholders, to sell, exchange, or otherwise dispose of shares of BancGroup Common Stock to be received in the Merger that would reduce such

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Jefferson BanCorp, Inc.
November 19, 1996
Page 2



        shareholders' ownership of such BancGroup Common Stock to a number of shares having, in the aggregate, a value as of the Effective Time of less than 50% of the total value of all of the stock of Jefferson outstanding immediately prior to the Merger. For purposes of this representation, shares of Jefferson Common Stock sold, redeemed, or otherwise disposed of prior to the Merger in anticipation of the Merger are taken into account as if such shares were shares of BancGroup Common Stock received in the Merger and then disposed of.

4. BancGroup has no plan or intention to redeem or otherwise reacquire any of the BancGroup Common Stock to be received by the Jefferson shareholders.

5. BancGroup has no plan or intention to sell or otherwise dispose of any of the assets of Jefferson to be acquired in the Merger, except for dispositions made in the ordinary course of business and transfers described in Section 368(a)(2)(C) of the Internal Revenue Code of 1986, as amended (the "Code").

6. The liabilities of Jefferson to be assumed by BancGroup and the liabilities to which the transferred assets of Jefferson are subject were incurred by Jefferson in the ordinary course of its business.

7. Following the transaction, BancGroup will continue the historic business of Jefferson or use a significant portion of Jefferson's business assets in a business.

8. BancGroup and Jefferson and the Jefferson shareholders will pay their respective expenses, if any, incurred in connection with the proposed transaction.

9. There is no intercorporate indebtedness existing between BancGroup and Jefferson that was issued, acquired, or will be settled at a discount.

10. Neither Jefferson nor BancGroup is an investment company as defined in Sections 368(a)(2)(F)(iii) and (iv) of the Code.


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Jefferson BanCorp, Inc.
November 19, 1996
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11.     Jefferson is not under the jurisdiction of a court in a Title 11 or similar case within the meaning of Section 368(a)(3)(A) of the Code.

12. The fair market value of the assets of Jefferson transferred to BancGroup will equal or exceed the sum of the liabilities assumed by BancGroup, plus the liabilities, if any, to which the transferred assets are subject.

                                   Opinion

        Based upon the foregoing, and provided that the Merger qualifies as a statutory merger under applicable law, it is our opinion that:

1.      The Merger will constitute a reorganization within the meaning of
        Section 368(a)(1)(A) of the Code, and that Jefferson and BancGroup will each be "a party to a reorganization" within the meaning of
        Section 368(b)of the Code.

2. No gain or loss will be recognized by the Jefferson shareholders on the exchange of their Jefferson Common Stock for BancGroup Common
        Stock (except with respect to cash received in lieu of a fractional share interest in BancGroup Common Stock or of cash received by dissenters).

3. The basis of the BancGroup Common Stock received by the Jefferson shareholders will be the same as the basis of the Jefferson
        Common Stock surrendered in exchange therefor (Code Section 358(a)(1)).

4. The holding period of the BancGroup Common Stock received by the Jefferson shareholders will include the holding period of the Jefferson Common Stock surrendered in exchange therefor, provided such Jefferson Common Stock is held as a capital asset on the date of the exchange (Code Section 1223(a)).

5. Cash payments received by a Jefferson shareholder in lieu of a fractional share of BancGroup Common Stock will be treated as if the fractional share had been issued in the exchange and then redeemed by BancGroup.

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Jefferson BanCorp, Inc.
November 19, 1996
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        Our opinion does not address the tax consequences that particular shareholders subject to special treatment under certain federal income tax laws such as dealers in securities, financial institutions, insurance companies, tax-exempt organizations, non-United States persons, shareholders who do not hold their shares of Jefferson Common Stock as "capital assets" within the meaning of Section 1221 of the Code, and shareholders who acquired their shares of Jefferson Common Stock pursuant to the exercise of options or otherwise as compensation. This opinion does not address any consequences arising under the laws of any state, locality or foreign jurisdiction.

        The opinions contained in this letter have been obtained on the basis of facts and representations described herein and such analysis of the federal income tax law as we have deemed necessary. Our views are based upon existing federal income tax law, which is subject to change or modification at any time and which change may have retroactive effect. We express no opinion as to any tax consequences of the Merger other than those expressly discussed herein.

                                                Very truly yours,


                                           /s/ STEEL HECTOR & DAVIS LLP